                                                  -----------------------------
                                                          OMB APPROVAL
                                                  -----------------------------
                                                  OMB Number:         3235-0145
                                                  Expires:      August 31, 1999
                                                  Estimated average burden
                                                  Hours per response .... 14.90
                                                  -----------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. __________)*

                               VALUE AMERICA, INC.
                               -------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)

                                    92038N102
                                 --------------
                                 (CUSIP Number)

                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ] Rule 13d-1(b)

            [ ] Rule 13d-1(c)

            [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3/98)

-------------------                                            -----------------
CUSIP NO. 92038N102                   13G                      PAGE 2 OF   PAGES
-------------------                                            -----------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Paul G. Allen
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                        5    SOLE VOTING POWER
      NUMBER OF              -0-
       SHARES          ---------------------------------------------------------
    BENEFICIALLY        6    SHARED VOTING POWER
      OWNED BY               6,476,861 shares(1)
        EACH           ---------------------------------------------------------
      REPORTING         7    SOLE DISPOSITIVE POWER
       PERSON                -0-
        WITH           ---------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER
                             6,476,861 shares(1)
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,476,861 shares(1)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        14.5%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 92038N102                   13G                      PAGE 3 OF   PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vulcan Ventures Incorporated                 IRS ID NO. 91-1374788
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Washington
--------------------------------------------------------------------------------
                        5    SOLE VOTING POWER
      NUMBER OF              -0-
       SHARES          ---------------------------------------------------------
    BENEFICIALLY        6    SHARED VOTING POWER
      OWNED BY               6,476,861 shares(1)
        EACH           ---------------------------------------------------------
      REPORTING         7    SOLE DISPOSITIVE POWER
       PERSON                -0-
        WITH           ---------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER
                             6,476,861 shares(1)
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,476,861 shares(1)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        14.5%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).    NAME OF ISSUER: Value America, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      1560 Insurance Lane
                      Charlottesville, Virginia 22911

ITEM 2(a).  NAME OF PERSON FILING:

                      Paul G. Allen and Vulcan Ventures Incorporated

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                      110 - 110th Avenue N.E.
                      Bellevue, Washington  98004

ITEM 2(c).  CITIZENSHIP:  Paul G. Allen is a citizen of the United States of
                          America. Vulcan Ventures Incorporated is a corporation organized under the laws of the State of Washington.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES: Common Stock, no par value.

ITEM 2(e).  CUSIP NUMBER: 92038N102

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
            (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

      (a)   [ ]  Broker or dealer registered under Section 15 of the Exchange
                 Act;

      (b)   [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

      (c)   [ ]  Insurance company as defined in Section 3(a)(19) of the
                 Exchange Act;

      (d)   [ ]  Investment company registered under Section 8 of the Investment
                 Company Act;

      (e)   [ ]  An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E);

      (f)   [ ]  An employee benefit plan or endowment fund in accordance with
                 Rule 13d-1(b)(1)(ii)(F);

      (g)   [ ]  parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G);

      (h)   [ ]  A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act;

      (i)   [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j)   [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ ]

ITEM 4.     OWNERSHIP

      (a)   Amount Beneficially Owned: 6,476,861 shares(1)

      (b)   Percent of Class: 14.5%(1)(2)

      (c)   Number of Shares as to which Such Person has:

            (i)    sole power to vote or to direct the vote                   -0-
            (ii)   shared power to vote or to direct the vote                 6,476,861 shares(1)
            (iii)  sole power to dispose or to direct the disposition of      -0-
            (iv)   shared power to dispose or to direct the disposition of    6,476,861 shares(1)

      ----------------

      (1) All shares beneficially owned by Paul G. Allen are held indirectly through Vulcan Ventures Incorporated, a company owned 100% by Mr. Allen.

      (2) Based upon 44,753,705 shares of Common Stock issued and outstanding as of November 8, 1999, as reported in the issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1999.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10.    CERTIFICATION

            Not applicable.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        VULCAN VENTURES INCORPORATED



        February 11, 2000               By:  /s/ William D. Savoy
                                             -----------------------------------
                                             William D. Savoy, Vice President

        February 11, 2000                                   *
                                        ----------------------------------------
                                        Paul G. Allen


                                        *By: /s/ William D. Savoy
                                             -----------------------------------
                                             William D. Savoy as Attorney-in
                                             Fact for Paul G. Allen pursuant to
                                             a Power of Attorney filed on August
                                             30, 1999, with the Schedule 13G of
                                             Vulcan Ventures Incorporated and
                                             Paul G. Allen for Pathogenesis,
                                             Inc. and incorporated herein by
                                             reference.

                                  EXHIBIT INDEX


EXHIBIT                       DESCRIPTION
-------                       -----------
  99.1        Joint Filing Agreement
  99.2        Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for
              Pathogenesis, Inc. (Incorporated herein by reference.)
















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